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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

December 18, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 592 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me during a telephonic discussion on November 21, 2023 with respect to your review of Post-Effective Amendment No. 592 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 18, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to Goldman Sachs Defensive Equity ETF (the “Fund”) for the purpose of (i) amending the 80% investment policy of the Fund; and (ii) making certain other disclosure changes. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please complete the placeholders in the second sentence of the Fund’s “Summary—Principal Investment Strategies” section with your response.

Response: The disclosure referenced above has been revised as follows:

The Fund will typically invest in equity securities of U.S. issuers with public stock market capitalizations between $150 million and $3 trillion and employ a “Put Spread Collar” overlay strategy.

Statement of Additional Information

2.

Comment: Under Potential Conflicts of Interest—Management of the Funds by the Investment Adviser—Goldman Sachs May In-Source or Outsource, please (1) disclose generally what such services might entail; and (2) to the extent that such fees are borne by a Fund, supplementally explain whether payment of such fees is reflected in the fee and expenses table in the prospectus.

Response: The Registrant respectfully notes that the disclosure referenced is intended to inform shareholders that, to the extent that Goldman Sachs is required to provide non-advisory services to the Funds, Goldman Sachs may provide such services utilizing the assistance of third parties. This disclosure is designed to provide shareholders with broad notice that certain services may be outsourced to third parties, rather than to identify any service in particular. Whether a Fund or Goldman Sachs bears the cost of any such service is analyzed and determined on a case-by-case basis consistent with the management agreement and other contractual arrangements to which a Fund is a party. Further, the Registrant hereby supplementally confirms that to the extent such service costs are borne by a Fund, the payment of such costs is reflected in the fee and expenses table in the prospectus, as required by Item 3 of Form N-1A. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP